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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECONOMY SECURITIES, INCORPORATED

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 MORTENSEN LANE
(No. and Street)

EVANSVILLE	IN	47715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY WEINZAPFEL 812-474-1016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY WEINZAPFEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECONOMY SECURITIES, INCORPORATED, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public comm. exp. 8/24/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECONOMY SECURITIES, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

CONTENTS


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Economy Securities, Inc.
Evansville, Indiana

We have audited the accompanying statement of financial condition of Economy Securities, Inc. as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Economy Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Economy Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I (page 12) has been subjected to audit procedures performed in conjunction with the audit of Economy Securities, Inc.'s financial statements. The supplemental information is the responsibility of Economy Securities, Inc.'s management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I (page 12)is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	31,500
Deposit with clearing organization		20,000
Receivable from broker-dealers and clearing organization		43,421
Other assets		8,857
Total Assets	$	103,778

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,615
STOCKHOLDER'S EQUITY		
Common stock		70,000
Paid-in capital		35,000
Retained deficit		(10,837)
Total stockholder's equity		94,163
Total Liabilities and Stockholder's Equity	$	103,778

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

	Amount	Percent of total revenues
REVENUES		
Trail fees	$ 153,405	51.2
Commissions	89,104	29.7
Other income	48,149	16.1
Other correspondent income	9,024	3.0
Interest income	5	-
Total revenues	299,687	100.0
EXPENSES		
Employee compensation, taxes, and benefits	146,039	48.7
Other expenses	60,250	20.1
Clearance and regulatory fees	24,600	8.2
Occupancy	19,200	6.4
Communications and data processing	4,032	1.3
Total expenses	254,121	84.7
Net Income	$ 45,566	15.3

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock		Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balances, December 31, 2014	700	$ 70,000	$ 35,000	$ 17,597	$ 122,597
Net Income	-	-	-	45,566	45,566
Distributions	-	-	-	(74,000)	(74,000)
Balances, December 31, 2015	700	$ 70,000	$ 35,000	$ (10,837)	$ 94,163

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from clearing organization and others	$ 272,730
Interest received	5
Cash paid to suppliers and employees	(250,007)
Net cash provided by operating activities	22,728
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(74,000)
Net cash used in financing activities	(74,000)
Net Decrease in Cash	(51,272)
Beginning Cash	82,772
Ending Cash	$ 31,500

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 45,566
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from broker-dealers and clearing organization	(26,952)
Increase in accounts payable and accrued expenses	2,038
Decrease in other assets	2,076
Net cash provided by operating activities	$ 22,728

See Notes to Financial Statements

NOTE 1
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Economy Securities, Incorporated (the Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

A summary of the Company's significant accounting policies follows:

Use of estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash:

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for doubtful accounts:

The receivable from broker-dealers and clearing organization consists of fees and commissions due from broker-dealers and Hilltop Securities, Inc. (Clearing Organization) and is considered fully collectible by management. Therefore, no allowance for doubtful accounts has been provided.

Revenues and expenses:

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2015 that would require reconciliation with trade-date basis accounting.

Advertising:

The Company expenses advertising production costs as incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $22,618 for the year ended December 31, 2015.

NOTE 1 (Continued)
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Income taxes:

The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and income are treated as assets, liabilities, and income of its parent company, which has elected to be classified as an S corporation for income tax purposes. Therefore, no provision or liability of income taxes has been recorded in the accompanying financial statements.

The Company is subject to potential examination by U.S. Federal and state taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Management believes the Company is no longer subject to tax examinations for years prior to 2012. The Company has evaluated its tax positions for all open tax years and management believes all tax positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2015. If assessed, the Company classifies any interest and penalties recognized with a tax position as other expenses in the statement of income.

Subsequent events:

Management has evaluated subsequent events through February 25, 2016, the date which the financial statements were available to be issued.

NOTE 2
CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company had an interest-bearing deposit of $20,000 with the Clearing Organization at December 31, 2015.

NOTE 3
COMMON STOCK

The authorized capital of the Company consisted of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share at December 31, 2015.

NOTE 4
RELATED PARTY TRANSACTIONS

The Company leases office space from Weinzapfel & Co., LLC, a related entity under common control, under an operating lease with an initial one-year term that is renewed annually. Total rent paid under this lease was $19,200 for the year ended December 31, 2015.

The Company leases employees from WH Benefits, Inc., a related entity under common control. Reimbursement of such costs, including compensation, taxes, and benefits, under this arrangement was $146,039 for the year ended December 31, 2015, and $5,900 was payable to this related entity at December 31, 2015.

The Company receives commissions from Weinzapfel Wealth Advisors, Inc., a related entity under common control. Commissions received totaled $48,149 for the year ended December 31, 2015, and $38,149 was due from this entity at December 31, 2015.

NOTE 5
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $84,708, which was $79,708 in excess of its required net capital of $5,000 at December 31, 2015. In addition, the Company's net capital ratio was 0.11 to 1 at December 31, 2015.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
Economy Securities, Inc.
Evansville, Indiana

We have audited the financial statements of Economy Securities, Inc. as of and for the year ended December 31, 2015, and our report thereon dated February 25, 2016, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

ECONOMY SECURITIES, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Stockholder's equity qualified for net capital	$ 94,163
Total nonallowable assets:	
FINRA CRD Deposit	(52)
Prepaid expenses	(8,805)
Total nonallowable assets	(8,857)
Net capital before haircuts on securities	85,306
Haircuts on securities - money market account	(598)
Net capital	$ 84,708
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 9,615
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 641
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 79,708
Excess net capital at 1000%	$ 83,747
Ratio of aggregate indebtedness to net capital	0.11 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 84,760
Reclassification of FINRA CRD deposit as nonallowable assets	(52)
Net capital per above computation	$ 84,708

ECONOMY SECURITIES, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Hilltop Securities, Inc. on a fully disclosed basis.


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC Rule 17A-5(g)(1)

The Board of Directors
Economy Securities, Inc.
Evansville, Indiana

In planning and performing our audit of the financial statements of Economy Securities, Inc. (the Company), as of and for the year ended December 31, 2015 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of t\control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION INCLUDING APPROPRIATE EXPLANATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE FIRM'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING

The Board of Directors
Economy Securities, Inc.
Evansville, Indiana

There were no material differences existing at December 31, 2015 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2015.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

Economy Securities, Incorporated *Serving Investors since 1981*
D/B/A Weinzapfel Wealth Management Group *812-474-1016*
1301 Mortensen Lane
Evansville, Indiana 47715 Member FINRA, SIPC

SUPPLEMENTARY SCHEDULE PURSUANT TO SEA RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934
EXEMPTION REPORT PURSUANT TO SEA RULE 17A-5(d)(1)(i)(B)(2)
FOR THE YEAR ENDED DECEMBER 31, 2015

Exemption Statement with regard to rule 15c3-3

Economy Securities, Inc. (ECON) (CRD 10228, SEC file 8-26775) is a $5000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Exemption Report under rule 15c3-3(k)

ECON has met the exemption provisions above mentioned throughout the past fiscal year ending December 31, 2015.

To the best of my knowledge and belief, the above statements are true without exception.

Economy Securities, Inc.



Larry G. Weinzapfel
President


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RESPONSE TO EXEMPTION REPORT PURSUANT TO SEA RULE 17a-5(d)(1)(i)(B)(2)

THE BOARD OF DIRECTORS
ECONOMY SECURITIES, INC.
EVANSVILLE, INDIANA

We have examined **ECONOMY SECURITIES, INC.**'s statements, included in the accompanying Exemption Report, that (1) **ECONOMY SECURITIES, INC.**'s internal control over compliance was effective during the most recent fiscal year ended **DECEMBER 31, 2015**; (2) **ECONOMY SECURITIES, INC.**'s internal control over compliance was effective as of **DECEMBER 31, 2015**; 3) **ECONOMY SECURITIES, INC.** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the date of this letter; and (4) the information used to state that **ECONOMY SECURITIES, INC.** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from **ECONOMY SECURITIES, INC.'S** books and records. **ECONOMY SECURITIES, INC.'S** management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing ECONOMY SECURITIES, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of **ECONOMY SECURITIES, INC.** will be prevented or detected on a timely basis. Our responsibility is to express an opinion on **ECONOMY SECURITIES, INC.'S** statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether **ECONOMY SECURITIES, INC.**'s internal control over compliance was effective as of and during the most recent fiscal year ended **DECEMBER 31, 2015**; **ECONOMY SECURITIES, INC.**. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of **DECEMBER 31, 2015**; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of **DECEMBER 31, 2015** was as derived from **ECONOMY SECURITIES, INC.**'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating **ECONOMY SECURITIES, INC.'S** compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from **ECONOMY SECURITIES, INC.**'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, **ECONOMY SECURITIES, INC.'S** statements referred to above are fairly stated, in all material respects.

Sincerely,



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 25, 2016